SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 6, 2011, entitled “Syneron’s elure Advanced Skin Lightening Technology Featured at
The Aesthetic Meeting 2011.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: May 6, 2011

Syneron's elure Advanced Skin Lightening Technology Featured at The Aesthetic Meeting 2011

Provides Fast, Safe and Highly Effective Skin Lightening Alternative to Hydroquinone-Based Skin Lightening Products

YOKNEAM, ISRAEL--(Marketwire - May 6, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that its elure™ Advanced Skin Lightening Technology will be featured at The Aesthetic Meeting 2011, which is being held from May 6-11, 2011 at the Boston Convention & Exhibition Center in Boston, MA.

elure is the first and only topical skin lightening product that improves appearance by temporarily reducing melanin -- the molecule that accumulates in the skin to cause a darkened, pigmented or uneven skin tone. Melanozyme™, the novel and proprietary natural enzyme found only in elure, provides the pathway for a significant improvement in skin appearance, with healthier, brighter, and younger-looking skin in just one month. elure lightens the skin with no irritation of the skin or other health related risks.

Alain Khaiat, PhD, Vice President Technical and Scientific Affairs of the ASEAN Cosmetic Association and a 30-year veteran in skincare product development, noted, "In clinical trials using elure we have shown an unparalleled degree of safety and tolerability. We tested the product at 17,000 times the recommended human dose and saw no potential for adverse events."

Louis P. Scafuri, Chief Executive Officer of Syneron, said, "elure represents the next generation of skin lightening technology. It is a science-based, clinically proven product that we believe will be well received in the market based on its superior efficacy and safety profile. elure, which is offered to patients in the United States through physicians, offers patients a new option to replace hydroquinone-based skin lightening products. We are excited that elure can provide patients with a new skin lightening product that is proven to work faster, generate excellent results on a wide range of pigmentation issues including PIH and Melasma, and has an extremely safe profile."

For more information on elure, visit www.elureskin.com or http://www.facebook.com/elureskin.

The Aesthetic Meeting 2011 is organized by the American Society for Aesthetic Plastic Surgery (ASAPS), which is comprised of over 2,600 plastic surgeons, and the Aesthetic Surgery Education and Research Foundation (ASERF). Expected attendees include ASAPS members, members of other plastic surgery societies, and members of other aesthetic societies. Syneron and Candela's family of new products, including the elure Skin Lightening Technology, will be featured at the Company's booth (1039) and will be the topic of several presentations by thought-leading physicians throughout the meeting.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com